EXHIBIT 99.a.8

[Harrodsburg First Financial Bancorp, Inc. Letterhead]

May 28, 2003

Dear Stockholder:

We are offering to purchase up to 300,000 shares of our common stock (approximately 22% of our currently outstanding shares) from our stockholders at a cash price of not less than $15.00 nor more than $16.50 per share. A copy of the Offer to Purchase and the related materials are enclosed.

We are conducting the offer through a procedure referred to as a “Modified Dutch Auction.” This procedure allows you to select the price at which you are willing to sell, or “tender,” all or part of your shares within a price range stated above. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 300,000 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

Our Board of Directors has determined that the purchase of our own shares at this time presents an effective way to utilize our current strong capital base and increase value to our stockholders.

We encourage each stockholder to read carefully the Offer to Purchase and related materials before making any decision with respect to the tender offer. Neither we nor our Board of Directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors. To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as the information agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Keefe, Bruyette & Woods, Inc., toll free, at (877) 298-6520.

Unless otherwise extended, the offer will expire at 5:00 p.m. Eastern time on Monday, June 30, 2003. We again encourage you to read carefully the enclosed materials.

Sincerely,

Arthur L. Freeman

Chairman and Chief Executive Officer